                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

_______________________________________________
                                               :
              In the Matter of                 :
                                               :
      CENTRAL POWER AND LIGHT COMPANY          :   CERTIFICATE
                                               :
              File No. 70-8677                 :       OF
                                               :
 (Public Utility Holding Company Act of 1935)  :   NOTIFICATION
                                               :
_______________________________________________:


            Central Power and Light Company (the "Company"), an
electric utility subsidiary of Central and South West Corporation
("CSW"), hereby certifies that:
            1.  On October 31, 1995, the Board of Directors of the
Company authorized the execution, delivery and performance by the
Company of (i) an Installment Payment Agreement between
Guadalupe-Blanco River Authority (Texas) (the "District") and the
Company, (ii) a Remarketing Agreement between Morgan Stanley &
Co. Incorporated (the "Remarketing Agent") and the Company, and
(iii) a Letter of Credit Agreement between ABN AMRO Bank N.V.
(the "Letter of Credit Bank") and the Company, and approved the form and provisions of a Bond Purchase Agreement between the
District and Morgan Stanley & Co. Incorporated (the
"Underwriter").
            2.  On October 31, 1995, the Company approved the terms
of the Bond Purchase Agreement which provided for the purchase by the Underwriter of $40,890,000 aggregate principal amount of the
District's Pollution Control Revenue Refunding Bonds (Central
Power and Light Company Project) Series 1995 (the "Refunding
Bonds") due
November 1, 2015. The Bond Purchase Agreement provided that the Underwriter would pay the District 100% of the principal amount of the Refunding Bonds.
            3.  The Installment Payment Agreement dated as of
October 1, 1995, was executed by the parties thereto in the form filed herewith as Exhibit 1(a).  The Remarketing Agreement dated
November 2, 1995, was executed by the parties thereto in the form filed herewith as Exhibit 12(a).  The Letter of Credit Agreement dated as of October 1, 1995, was executed by the parties thereto in the form filed herewith as Exhibit 13(a).
            4.  On November 2, 1995, the District issued, sold and
delivered $40,890,000 aggregate principal amount of its Refunding
Bonds at 100% of their principal amount, being the price
specified in the Bond Purchase Agreement.
            5.  The above-described transactions have been carried
out in accordance with the terms and conditions of, and for the purposes represented in, the Form U-1 Application-Declaration of the Company, in File No. 70-8677, and in accordance with the terms and conditions of the Commission's order dated October 13,
1995, permitting said Application-Declaration to become
effective.
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            The following exhibits (in the final form thereof in
which executed, filed or used) are filed herewith:
            Exhibit 1(a)  -     Installment Payment Agreement, dated as
                                of October 1, 1995, between the Company
                                and the District.

            Exhibit 2(a)  -     Indenture of Trust, dated as of October
                                1, 1995, between the District and the
                                Trustee.

            Exhibit 3(a) -      Bond Purchase Agreement, dated November
                                2, 1995, between the District and the
                                Underwriter.

            Exhibit 4(a) -      Letter of Representation, dated
                                November 2, 1995, from the Company to
                                the Issuer and the Purchasers.

            Exhibit 5(a) -      Official Statement relating to the
                                Bonds, dated November 2, 1995.

            Exhibit 7(a) -      Final or "past tense" opinion of
                                Milbank, Tweed, Hadley & McCloy,
                                counsel to CSW and the Company.

            Exhibit 12(a) -     Remarketing Agreement, dated November
                                2, 1995, between the Remarketing Agent
                                and the Company.

            Exhibit 13(a) -     Letter of Credit Agreement, dated as of
                                October 1, 1995, between the Company
                                and the Letter of Credit Bank.






                                S I G N A T U R E
                                - - - - - - - - -


            Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
            DATED:  November 13, 1995



                              CENTRAL POWER AND LIGHT COMPANY



                              By: /s/SHIRLEY S. BRIONES
                                       Shirley S. Briones
                                           Treasurer







                                INDEX TO EXHIBITS


Exhibit                                              Transmission
Number                       Exhibit                    Method
-------                      -------                 ------------

 1(a)             Installment Payment Agreement,                  Electronic
                  dated as of October 1, 1995,
                  between the Company and the
                  District.

 2(a)             Indenture of Trust, dated as of                 Electronic
                  October 1, 1995, between the
                  District and the Trustee.

 3(a)             Bond Purchase Agreement, dated                  Electronic
                  November 2, 1995, between the
                  District and the Underwriter.

 4(a)             Letter of Representation, dated                 Electronic
                  November 2, 1995, from the Company
                  to the Issuer and the Purchasers.

 5(a)             Official Statement relating to                  Electronic
                  the Bonds, dated November 2, 1995.

 7(a)             Final or "past tense" opinion of                Electronic
                  Milbank, Tweed, Hadley & McCloy,
                  counsel to CSW and the Company.

12(a)             Remarketing Agreement, dated                    Electronic
                  November 2, 1995, between the
                  District and the Company.

13(a)             Letter of Credit Agreement,                     Electronic
                  dated as of October 1, 1995,
                  between the Company and the
                  Letter of Credit Bank.